Exhibit 99.1

                                [RHBT LETTERHEAD]

Date

Shareholder
Address
Address


         Thank you for your inquiry about RHBT Financial Corporation's Dividend Reinvestment Plan (the "Plan"). As a shareholder of RHBT Financial Corporation (the "Company"), you now have a convenient and inexpensive procedure for investing your cash dividends in, and for making additional voluntary cash purchases of shares of, the common stock of the company.

         A shareholder may enroll in the RHBT Financial Corporation Dividend Reinvestment Plan at any time by completing a Participant Card and returning to the Bank or to the Plan Agent, First Citizens Bank and Trust. The Plan allows a shareholder to participate with respect to some or all of the common shares owned. Once a shareholder has enrolled in the Plan, participation continues for those shares designated as participating shares until terminated by the shareholder.

         In addition to purchasing shares of the Company's common stock with cash dividends, the shareholder may, at his or her discretion, purchase up to $10,000 of additional shares per dividend period with cash. These voluntary cash purchases of not less than $100 may be made during any dividend period. Participants are not required to make any cash purchases and such purchases may vary from dividend period to dividend period. A cash purchase would be made by forwarding a check or money order to the Plan Agent, with the transmittal form supplied to each participant, at least seven business days before the date a dividend is actually paid by the Company.

         Current shareholders may purchase RHBT Financial Corporation common stock through this plan at a cost savings. The price of the stock purchased with cash dividends or voluntary cash purchases is discounted to 97% of "Market Value". "Market Value" is determined by taking a simple average of the closing price for the common stock on each of the five most recent days on which the stock was traded. There are no broker fees and the participant is not charged a transfer fee since the shares are newly issued shares from the Company. The shares purchased through this program are kept in the owner's name at First Citizens Bank and Trust, the Plan Agent. An investment statement will be issued to each owner on a regular basis. Owners of shares purchased through this Plan will receive dividends on all shares held under the Plan. These dividends will automatically reinvest in common stock of the company, in accordance to the owner's request. All costs of administration concerning the purchasing of the shares will be borne by the Company. A reasonable service charge may be assessed if issuance of a stock certificate is requested by the participant.

         The above summary of the Plan's features is qualified in its entirety by the Plan's Prospectus, a copy of which is enclosed. Please review the Prospectus carefully before you decide to invest.

                  Once you have reviewed the Prospectus, I hope that you will share my belief that the Plan provides a valuable investment opportunity for our shareholders. In order to take advantage of this opportunity, please complete and return the enclosed Participant Card.

         Thank you for your continued support of RHBT Financial Corporation and Rock Hill Bank & Trust.


                                                  Sincerely,
                                                  /s/ Herman E. Honeycutt
                                                  Chief Executive Officer